

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 11, 2012

<u>Via E-mail</u>
Mr. Osvaldo Burgos Schirmer
Chief Financial Officer
Gerdau S.A.
Av. Farrapos 1811
Porto Alegre, Rio Grande do Sul - Brazil CEP 90220-005

  RE: Gerdau S.A.
     Form 20-F for the Year Ended December 31, 2011
     Filed April 23, 2012
     Response dated July 5, 2012
     File No. 1-14878

Dear Mr. Schirmer:

  We have reviewed your response letter dated July 5, 2012 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 20-F for the Year Ended December 31, 2011</u>

<u>Operating and Financial Review and Prospects, page 47</u>

<u>Liquidity and Capital Resources, page 64</u>

<u>Cash Flow, page 64</u>

1. We note your response to comment one from our letter dated June 21, 2012. You indicate in your revised disclosure that you will discuss your cash conversion cycle as a consequence of your efforts to reduce working capital needs. Given the impact of the changes in your accounts receivable and inventories, we continue to believe that days sales outstanding and days sales in inventory would also be relevant to a reader of your financial statements as both

of these measures are components of your cash conversion cycle. Please tell us why you believe that a discussion of your cash conversion cycle is more meaningful than a separate discussion of days sales outstanding and days sales in inventory. In this regard, it is unclear how a discussion of your cash conversion cycle provides adequate explanations for the underlying changes in your accounts receivable and inventory balances. Please advise or show us what your revised disclosures will look like.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding this comment.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief